Exhibit 10.1

SCHNITZER STEEL INDUSTRIES, INC.
3200 NW Yeon Avenue P.O. Box 10047 Portland, Oregon 97296-0047
Phone (503) 224-9900 FAX (503) 321-2649

September 13, 2005

Don Hamaker

Dear Don:

This will confirm our offer of employment along with your acceptance. Here are the particulars:

Employer	Schnitzer Steel Industries, Inc. (the “Company” or “SSI”)

Position	Vice President Schnitzer Steel Industries, Inc. & President Metals Recycling Business (“MRB”)

Reporting To	John D. Carter, President and Chief Executive Officer Schnitzer Steel Industries, Inc.

Original Date of Hire	Tuesday, September 6, 2005

Compensation	$ 500,000 per annum

Auto Allowance
You will be granted Auto Allowance, Level C, at $800 per month. You will also receive a Company gas card. The auto allowance and gas card are pursuant to Human Resources Policy #640, and are considered taxable income to employees.

Bonus Eligibility
You are eligible for participation in the Company’s Economic Value Added (EVA®) bonus program. Your EVA target is 80% of your EVA earnings, which is then adjusted by the EVA center multiple that you will be assigned. You will participate 100% in the “Total Metals Recycling Business” EVA Center. Bonus amounts, as formulated, are payable following the Company’s fiscal year-end on August 31st, and are based on Company performance and are not guaranteed. Further details on the program will be presented to you by your supervisor as part of your orientation.

You have calculated and estimated your 2005 EVA bonus to be $470,000 with your previous employer Hugo Neu Corporation (“HNC”). The Company will pay out 50% of your actual fiscal year 2005 EVA Bonus earned while employed with HNC at the same time the other SSI EVA bonus payments are made. Provided the other 50% of the fiscal year 2005 bonus is not paid by HNC the Company will pay this additional amount to you at the time SSI normally pays out the EVA bonus in 2005.

Your EVA Bonus Bank from your tenure with HNC will be paid out to you over a 2 (two) year period. The current bank balance based on the 2005 EVA bonus calculation will be paid in equal installments. You will be paid 50% in October or November 2006 at the time EVA bonuses are normally paid by the Company and the remaining 50% will be paid in October or November 2007 when EVA bonuses are normally paid by the Company.

Retention Payout
Restricted stock grants or options (or its economical equivalent) in the amount of $800,000 will be granted to you on or about October 15, 2005. The vesting will be as follows 1) 25% on June 30, 2007, 2) 25% on June 30, 2008 and 3) 50% on June 30, 2009 provided you meet the performance metric set forth by John Carter. The grant, if in the form of options, is conditioned upon your entering into the Company’s standard option agreement which sets forth, among other things, the option vesting schedule and other terms and conditions of the grant.

Don Hamaker

Vesting
If your employment is terminated for cause or you resign your employment voluntarily you will forfeit all severance, any unpaid retention, unpaid EVA bonus and the remaining portion of wages. If your employment is terminated without cause, you will be paid the remaining unpaid portions of the retention bonus and EVA bank. You will receive the remaining wages associated with your employment agreement on a per pay period basis and you will forfeit the severance noted below.

Long-Term Incentive Program
You will be eligible for consideration in the Schnitzer Steel Industries, Inc. Long-Term Incentive Program that is currently under development, at a level commensurate with your position as a member of the executive team. Further details on this program will be presented to you at a later date following completion of the program design and approval from the Company’s Board of Directors.

Bonus Payment	The Company will reimburse you up to $5,000 gross for attorney’s fees in connection with this agreement.

Benefits Effective
The effective date of your benefits will be determined by the waiting periods, if any, contained in each of the plans for which you are eligible. Other benefits are effective per plans and coverages as currently exist or as modified in the future for the salary group of which you are a part. The Company reserves the right to amend, alter or eliminate coverages. In addition to benefits under the Schnitzer self-insured health plan, coverage will also be provided under the Executive medical reimbursement plan.

Based on your hire date of September 6, 2005, you will be eligible to enroll into the health and welfare medical plans on December 1, 2005. As additional consideration, the Company will reimburse you for the cost of any COBRA premium you may incur from your prior employer until you become eligible to participate in the Company’s plans. Because this reimbursement would be considered income to you as a highly compensated employee, the Company will “gross up” the amounts to cover the tax liability.

SSI will also make your 2005 pension contribution, if it is determined that it has not been made by HNC on your behalf.

Paid Time Off (“PTO”)
PTO will accrue on an accelerated schedule. You will begin accruing PTO at the four (4) year rate of 6.16 hours per pay period or 160 hours per year. Your accrual rate will remain the same until at such time in the future you become eligible for the next highest accrual level, which is currently at 9 years of service. PTO guidelines are provided under Human Resources Policy #525.

Business Travel	All business related travel will be paid for, or reimbursed, by the Company, including airfare, hotel accommodations, meals, etc.

Relocation	The Company will provide assistance to you which will be described in a separate letter.

Performance and Salary Review
Normally, performance appraisals are conducted during the second calendar quarter of each year (usually in April or May). Salary reviews are normally conducted in June of each year. Increases, if any, depend upon individual performance and Company financial considerations and are not automatic in nature. You will be eligible for consideration in the salary review program in June 2006.

The foregoing is a contract of employment to last 3 (three) years. The contract will begin September 6, 2005 and end September 6, 2008.

On September 7, 2008 your employment status will change to "at-will". “At-will” means that employment and compensation can be terminated, with or without cause and with or without notice, at any time, at the option of the Company or yourself.

Don Hamaker

If your employment terminates (unless for cause) on or before September 7, 2008 you will be eligible for the following severance payments 1) one full year of compensation at your then-current base salary, 2) one full year of an average of your EVA bonus for the prior 3 (three) years, 3) medical, dental and vision coverage at your then-current enrollment through the end of that calendar year paid by the Company and 4) you will not accept employment with another competitor to the Company during full year you are receiving compensation from the Company. The foregoing severance agreement will continue thereafter provided your employment continues beyond September 7, 2008.

This offer is made contingent on your successfully passing a drug screen provided by the Company, as well as the Company finalizing a background check to verify references and credentials. This offer is also contingent upon your representation that you have no employment agreement, nor any retention agreement with HNC or SIMS that would be inconsistent with, or that would present a legal impediment to you signing this employment agreement with SSI.

All above payments are subject to statutory tax withholding.

Don, we welcome the opportunity to work with you and look forward to a mutually successful relationship.

Sincerely,

/s/John D. Carter
John D. Carter
President and Chief Executive Officer

Accepted,

/s/Don Hamaker
Don Hamaker
Employee

cc: Employee File